EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
3044007 Nova Scotia Company	Nova Scotia, Canada
3044869 Nova Scotia Company	Nova Scotia, Canada
Centile, Inc.	Delaware, USA
Netergy Microelectronics, Inc.	California, USA
Netergy Microelectronics, Ltd.	United Kingdom
Netergy Networks Canada Company	Nova Scotia, Canada
Netergy Networks Canada Holding Company	Delaware, USA
Odisei S.A.	France
UForce Holding Company	Delaware, USA
Visit, Inc.	California, USA